UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                            SEC File Number
                                                                0-30852
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                                                             CUSIP NUMBER
                                                               399909100
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(Check one) [ ] Form 10-K [x] Form 20F [ ] Form 11-K [ ] Form 10-Q [ ] Form
N-SAR [ ] Form CSR
     For Period Ended   December 31, 2002

     [ ]  Transition Report on Form 10-K

     [ ]  Transition Report on Form 20-F

     [ ]  Transition Report on Form 11-K

     [ ]  Transition Report on Form 10-Q

     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended _____________________

     Read Instruction (in back page) Before Preparing Form. Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________
     _____________________________________________________________

     PART I --REGISTRANT INFORMATION

     GRUPO FINANCIERO GALICIA S.A.
     Full name of Registrant


     ------------------------------------------
     Former name if Applicable

     Tte. Gral. Juan D. Peron 456
     Address of Principal Executive office (Street and number)

     C1038 AAJ-Buenos Aires, Argentina
     City, State and Zip Code

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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not been able to collect, process and evaluate, within the required time period, the information required to be disclosed in its filing on Form 20-F for the period ended December 31, 2002 (the "Form 20-F"), without unreasonable effort and expense. The collection and evaluation of the information required to be disclosed in the Form 20-F was unduly complicated and made difficult by the severe economic and political crisis that occurred in Argentina during the last quarter of 2001 and the first half of 2002, the devaluation of the Argentine currency in January 2002, the compulsory "asymmetric" conversion of certain of dollar-denominated assets and liabilities into peso-denominated assets and liabilities at different exchange rates in early 2002, the high levels of inflation throughout 2002, and the restructuring of deposits in Argentina. In addition, throughout 2002, the registrant and its main subsidiary, Banco de Galicia y Buenos Aires S.A., have been operating under an uncertain legal environment due to the numerous regulations that have been proposed and repealed throughout the year. All of these factors have made the registrant not able to collect, process and evaluate the information required to be disclosed in the Form 20-F without unreasonable effort and expense.

The registrant expects that the Form 20-F will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Pedro Richards              011-54-11-4                343-7528
       (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [x]  Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [x]  Yes   [ ]  No

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
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant will record a significant net loss for fiscal year 2002 as compared to fiscal year 2001. As previously announced on February 20, 2003, the net loss for fiscal year 2002 is Ps. 1,458.8 million as compared to net income of Ps. 262.3 million in fiscal year 2001, in each case as calculated under generally accepted accounting principles in Argentina. This net loss is primarily a result of an increase in provisions for loan losses, a monetary loss from financial intermediation and a miscellaneous net loss due to the establishment of provisions for other contingencies. Each of these factors is a result of the Argentine crisis described above.

                          GRUPO FINANCIERO GALICIA S.A.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 2003                    By: /s/ Antonio Garces
                                          --------------------------------------
                                          Name:  Antonio Garces
                                          Title: Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with the Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T(ss.232.13(b) of this Chapter).

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